Exhibit 7.13

LS Power and Global Infrastructure Partners Jointly Propose
Acquisition of TransAlta for C$39 per Share

Proposal would provide a 21 percent premium to TransAlta shareholders as of the close of markets on Friday July 18, 2008

TransAlta headquarters and corporate infrastructure would remain in Alberta

Support of TransAlta Board of Directors and management sought for transaction

New York City, U.S.A. – July 21, 2008 – LS Power Equity Partners (LS Power) and Global Infrastructure Partners (GIP) today announced that they have jointly made a proposal (see letter attached) to TransAlta Corporation (TSX:TA, NYSE:TAC) to acquire all outstanding TransAlta common stock for a price per share of C$39 in an all-cash transaction. The proposal represents a 21 percent premium above the closing price of TransAlta common stock on July 18, 2008 and a premium to the stock’s 52-week (and all time) high.

“We have a great deal of respect for TransAlta, its employees, its Board of Directors, its management team led by Steve Snyder, and its heritage.  Furthermore, we have confidence in the underlying value proposition that TransAlta’s business provides,” said James Bartlett, President of LS Power Equity Advisors, LLC, speaking on behalf of LS Power and GIP.  “To that end, we believe that our proposal for TransAlta provides shareholders with compelling value.  It also provides continuity for the company’s customers, employees, management and communities where it operates.”

LS Power and its affiliates are shareholders of TransAlta and currently hold approximately nine (9) percent of TransAlta’s common stock.  This proposal is being made public pursuant to US securities regulations.

Compelling proposal

The proposed transaction offers TransAlta shareholders compelling value.  This fact, coupled with the commitment to maintaining TransAlta’s well-deserved status as a corporate leader in the Albertan and Canadian business communities, makes this an attractive proposal for all stakeholders.  TransAlta would continue on a business-as-usual basis, headquartered in Calgary.

LS Power and GIP are committed to working closely with TransAlta’s Board of Directors and management as they evaluate this proposal.  The goal is to successfully complete a consensual, negotiated transaction that is supported by the TransAlta Board of Directors and management.

The right partners for TransAlta

LS Power is an experienced owner and operator of power generation assets throughout the United States.  GIP is an organization that invests in infrastructure companies and assets worldwide.  In a private company structure, with owners taking a long-term view, TransAlta and its leadership would have significant flexibility in making strategic investments and plans that benefit stakeholders.

“We are convinced that we are the right partners for TransAlta, as management would have enhanced flexibility to execute longer-term strategies for growth,” concluded Mr. Bartlett.

About LS Power
LS Power is a fully integrated power sector focused development, investment and asset management group with a proven track record of successful development activities, operations management and commercial execution. LS Power has developed gas-fired and coal-fired facilities in various jurisdictions. LS Power currently owns and is developing a diverse mix of power generation facilities fueled by natural gas, coal, and renewable resources, including wind and solar.
For more information please visit: www.lspower.com

About Global Infrastructure Partners
Global Infrastructure Partners is an independent fund that invests worldwide in infrastructure assets in both OECD and select emerging market countries. GIP targets investments in single assets, portfolios of assets, and companies in the energy, transport, water, and waste management sectors. GIP has offices in New

York, London and Hong Kong and Operational Headquarters in Stamford, Connecticut. Credit Suisse and General Electric are the founding investors of GIP.  For more information please visit: www.global-infra.com

Letter sent to the CEO of TransAlta

Following is the text of the letter sent to the CEO of TransAlta with respect to the proposal, and filed this morning with the U.S. Securities and Exchange Commission by LS Power:

July 18, 2008

Dear Mr. Snyder:

As recently discussed with you, we have a great deal of respect for TransAlta Corporation, its Board of Directors and its management team and believe fully in the underlying value proposition of your business. LS Power Equity Partners (“LS Power”) has demonstrated the strength of its conviction by becoming your largest shareholder, holding 9% of the current shares outstanding.

While we are enthusiastic about TransAlta, we continue to believe that the TransAlta is undervalued and will not be fairly valued as a public company.  It is for that reason that we believe that your shareholders would be best served by an acquisition of TransAlta. To that end, we have evaluated a possible acquisition of TransAlta by LS Power and Global Infrastructure Partners (“GIP”) and are convinced that we can offer a proposal that presents compelling value to TransAlta shareholders. Our goal is to consummate a consensual, negotiated transaction that is supported by the TransAlta Board of Directors and management.  In this spirit, we ask the TransAlta Board of Directors to seriously consider this proposal and engage with us in a meaningful dialogue.

We propose that LS Power and GIP acquire all outstanding shares of TransAlta not currently owned by LS Power for a price per share of CDN $39.00 in an all-cash transaction, structured through a plan of arrangement.  This price represents a premium of approximately 21% to today’s closing share price and a premium to the 52-week (and all-time) high.  We believe that this offer represents a compelling opportunity for your shareholders to realize immediate and substantive value in an uncertain economic environment and that our proposal will be well received by other TransAlta stakeholders.

We are committed to maintaining TransAlta’s well deserved status as a corporate leader in the Albertan and Canadian business communities. This includes:

•	delivering on its capital investment strategy and environmental leadership for Alberta and Canada;

•	honoring TransAlta’s commitments to its customers, employees and retirees;

•	maintaining TransAlta’s headquarters and corporate infrastructure in Alberta; and

•	building on TransAlta’s outstanding legacy in the area of corporate philanthropy and community engagement.

We would hope the current management team would agree to continue to lead the Company.    We believe that in a private company structure, the Company and its leadership would have significant flexibility in making long-term investments and plans that benefit stakeholders.  In short, our aim would be to maintain TransAlta as a responsible, values-driven Canadian company that continues to demonstrate, as it has in the past, the same high regard for its employees, customers and the communities in which it operates.

Given our familiarity of TransAlta and its industry, we are prepared to work with you and your team to move expeditiously. We have completed due diligence based on publicly available information and would require only a short period of confirmatory due diligence to finalize our offer. We have already retained Credit Suisse to serve as our financial advisor and Stikeman Elliott and Skadden Arps to serve as our legal advisors. We and our advisors are willing to meet with you to answer your questions regarding any aspect of our proposal.  We are willing to sign an appropriate confidentiality agreement to expedite the diligence process.

The transaction would be funded with approximately $6 billion of equity.  We have reviewed this opportunity with our respective investment committees, each of which fully supports this transaction.

Our collective equity investment would be supplemented with a $2 billion debt facility provided by Credit Suisse, which will also provide a $1.5 billion backstop credit facility, if necessary, to refinance TransAlta’s existing commercial bank facility and the recently-issued $500 million of senior notes should the holders exercise their change of control put.  We would be happy to make representatives of Credit Suisse available to discuss the terms with you.

Importantly, the new $8 billion equity and debt financing that will fund the consideration being paid to your shareholders would not subordinate any of your existing debt or lenders.  In addition, our financing plan is designed so as to not affect the investment grade rating of TransAlta Utilities.  Also, we do not foresee any material regulatory issues in completing such a transaction.

LS Power is an integrated developer, manager and investor focused exclusively on the power and energy sector.  For almost two decades, LS Power has developed a significant portion of North America’s energy infrastructure, including over 7,000 MW of power generating capacity, and demonstrated a strong record of community partnership.

GIP is an independent $5.64 billion fund that invests in operating infrastructure companies and assets worldwide.  GIP, whose founding investors are Credit Suisse and General Electric, is a long-term investor that concentrates on the energy, transport and water and waste industry sectors with the goal of improving the service quality of the assets it invests in to benefit all stakeholders.

As you may know, we are required to file this letter publicly given our disclosure obligations under the U.S. securities laws.

Nothing in this letter is considered to be binding on TransAlta, LS Power or GIP and no binding obligations shall be created until all parties have executed definitive agreements.

We believe that this is a significant value-creating opportunity for TransAlta shareholders and that it will be favorably received by all parties.  We look forward to receiving a response at your earliest convenience and continuing our dialogue on this subject.

Sincerely,

/s/ James Bartlett
James Bartlett, President
LS Power Equity Partners

/s/ Adebayo Ogunlesi
Adebayo Ogunlesi, Chairman & Managing Partner
Global Infrastructure Partners

Cautionary Statement Regarding Forward Looking Statements and Regarding the Nature and Legal Effect of the Proposal

Some information in this news release may be forward-looking. Implicit in that information are assumptions and expectations which, although considered reasonable by us, may prove to be incorrect. Actual future outcomes and results, including whether our proposal is acted upon by TransAlta, whether a transaction and the definitive documentation relating thereto are agreed to by the parties and whether the conditions relating to such transaction are satisfied, are subject to a number of risks and uncertainties, and could differ materially from what is currently proposed or planned as described herein.  You should not place undue importance on forward-looking information. While we may elect to, we are under no obligation and do not undertake to update this information at any particular time.

The non-binding proposal is subject to, among other things, the satisfactory completion of confirmatory due diligence, the negotiation and execution of a definitive agreement on mutually agreeable terms and the receipt of any necessary corporate and other third party approvals, including the approval of TransAlta's Board of Directors and shareholders. No binding obligation will arise with respect to the proposed transaction unless and until a definitive agreement with TransAlta has been executed and delivered.

Media Enquiries:
Hill & Knowlton Canada
Nicole Fisher
T: 403.268.7852
C: 403.461.7102
nicole.fisher@hillandknowlton.ca

BACKGROUNDER – LS POWER

LS Power is a fully integrated power sector focused development, investment and asset management group with a proven track record of successful development activities, operations management and commercial execution. The company currently owns and is developing a diverse mix of power generation facilities fueled by natural gas, coal, and renewable resources, including wind and solar.

In its 18 year history, LS Power has been involved in the development, construction, or operations of over 20,000 MW of power generation, including the successful development of new gas-fired and coal-fired facilities representing more than 7,000 MW of total capacity.

LS Power’s modern plant designs include some of the most efficient facilities of their kind in the country, and use advanced control technologies to reduce emissions. The company is also providing funding for advanced research for new technologies to further reduce emissions.

LS Power employs over 140 people with extensive expertise in all areas of the power sector including project management, power marketing, construction, operations, regulatory, environmental, financial, legal, and tax.

The company has raised more than $10 billion in debt and equity, including two private equity funds totaling over $4 billion focused on the power industry.  LS Power’s projects create quality jobs, provide revenues for schools and local government, and fulfill a need for energy which is critical to economic sustainability and growth. LS Power partners with local communities to ensure its projects fit with each community’s plans and goals.

LS Power is a privately held company with principal offices in New Jersey, New York, Missouri, California, Florida, and New Hampshire.